UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934
HUNTSMAN CORPORATION

(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class Securities)
Common Stock, $0.01 par value

(Title of Class Securities)
447011107

(CUSIP Number)
D. E. Shaw & Co., L.P.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 15, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect of the Issuer
SIGNATURE

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,240,411

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

9,240,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,240,411

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,581

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,581

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,581

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,241,992

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

9,241,992

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,241,992

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION David E. Shaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,241,992

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

9,241,992

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,241,992

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 4 amends and supplements certain information in the Statement on Schedule 13D filed by D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw”, and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”) on June 30, 2008, amended by Amendment No. 1 to the Schedule 13D filed on August 28, 2008, amended by Amendment No. 2 to the Schedule 13D filed on September 8, 2008 and amended by Amendment No. 3 to the Schedule 13D filed on October 27, 2008 (as amended, the “Schedule 13D”), relating to the shares of common stock, $0.01 par value per share (the “Common Shares”), of Huntsman Corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings previously ascribed to them in the Schedule 13D.
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.
Item 4. Purpose of Transaction
Item 4 is amended by the addition of the following:
As of December 15, 2008, the Reporting Persons have no intention, individually or collectively, of taking any actions that are designed to direct or cause the direction of the management and policies of the Issuer or otherwise exercise a controlling influence over the Issuer.
Item 5. Interest in Securities of the Issuer
Item 5 is amended by the addition of the following:
As a result of the termination of the Merger Agreement and the expiration of each of the Proposal Letter, the Backstop Letter, and the Revised Backstop Letter, the Reporting Persons may no longer be deemed a group with the Backstop Investors, Pentwater Capital Management L.P. (one of the Initial Investors), and the Huntsman Family Stockholders and, therefore, may no longer be deemed to beneficially own the Common Shares beneficially owned by the Backstop Investors, Pentwater Capital Management L.P., and the Huntsman Family Stockholders.
(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2008, there were 234,430,785 Common Shares issued and outstanding as of November 3, 2008. The 9,240,411 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 3.9% of the Common Shares issued and outstanding. The 1,581 Common Shares beneficially owned by DESCO LLC (the “DESCO LLC Shares”) represent approximately 0.0% of the Common Shares issued and outstanding. The DESCO LLC Shares are 1,581 Common Shares (the “Synoptic Shares”) directly held by D. E. Shaw Synoptic Portfolios 2, L.L.C. (“Synoptic”). The 9,241,992 Common Shares beneficially owned by DESCO LP (the “DESCO LP Shares”) represent approximately 3.9% of the Common Shares issued and outstanding. The DESCO LP Shares consist of (i) the Valence Shares and (ii) the Synoptic Shares.
Valence has the power to vote or to direct the vote of (and the power to dispose or to direct the disposition of) the Valence Shares. Valence disclaims beneficial ownership of the Synoptic Shares.
DESCO LP, as managing member and investment adviser of Valence and investment adviser of Synoptic, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or to direct the disposition of) the Valence Shares and the Synoptic Shares. DESCO LLC, as Synoptic’s managing member, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or to direct the disposition of) the Synoptic Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or to direct the disposition of) the Synoptic Shares. As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or to direct the disposition of) the Valence Shares and the

Synoptic Shares. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Valence Shares and the Synoptic Shares.
David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence, and the investment adviser of Synoptic, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Synoptic, David E. Shaw may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or to direct the disposition of) the Valence Shares and the Synoptic Shares. David E. Shaw disclaims beneficial ownership of the Valence Shares and the Synoptic Shares.
As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any Common Shares other than those set forth in this Item 5.
(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

			Number of
			Shares
Name	Date	Price per Share	Purchased/Sold
D. E. Shaw Investment Management, L.L.C.	12/15/2008	2.95	(3,000)
D. E. Shaw Investment Management, L.L.C.	12/15/2008	2.96	(6,500)
D. E. Shaw Investment Management, L.L.C.	12/15/2008	2.98	(3,600)
D. E. Shaw Investment Management, L.L.C.	12/15/2008	2.99	(4,800)
D. E. Shaw Investment Management, L.L.C.	12/15/2008	3.00	(5,600)
D. E. Shaw Investment Management, L.L.C.	12/15/2008	3.01	(1,000)
D. E. Shaw Investment Management, L.L.C.	12/15/2008	3.02	(4,800)
D. E. Shaw Investment Management, L.L.C.	12/15/2008	3.03	(500)
D. E. Shaw Investment Management, L.L.C.	12/15/2008	3.04	(1,900)
D. E. Shaw Investment Management, L.L.C.	12/15/2008	3.05	(1,500)
Oculus	12/15/2008	3.00	(324,497)
Oculus	12/15/2008	3.01	(223,750)
Oculus	12/15/2008	3.02	(210,196)
Oculus	12/15/2008	3.03	(193,390)
Oculus	12/15/2008	3.04	(182,482)
Oculus	12/15/2008	3.05	(530,095)
Oculus	12/15/2008	3.06	(25,300)
Oculus	12/15/2008	3.07	(3,890)
Oculus	12/15/2008	3.08	(4,500)
Oculus	12/15/2008	3.25	(555,656)
Oculus	12/15/2008	3.26	(81,950)
Oculus	12/15/2008	3.27	(158,951)
Oculus	12/15/2008	3.28	(157,454)
Oculus	12/15/2008	3.29	(83,300)
Oculus	12/15/2008	3.30	(193,604)
Oculus	12/15/2008	3.31	(45,500)
Oculus	12/15/2008	3.32	(29,043)
Oculus	12/15/2008	3.33	(16,900)
Oculus	12/15/2008	3.35	(198,760)
Oculus	12/15/2008	3.36	(69,245)
Oculus	12/15/2008	3.37	(41,315)

			Number of
			Shares
Name	Date	Price per Share	Purchased/Sold
Oculus	12/15/2008	3.38	(61,041)
Oculus	12/15/2008	3.39	(156,325)
Oculus	12/15/2008	3.40	(72,623)
Oculus	12/15/2008	3.45	(1,000,000)
Oculus	12/15/2008	3.50	(31,240)
Oculus	12/16/2008	3.00	(77,016)
Oculus	12/16/2008	3.01	(80,779)
Oculus	12/16/2008	3.02	(92,105)
Oculus	12/16/2008	3.03	(100)
Oculus	12/16/2008	3.05	(128,022)
Oculus	12/16/2008	3.06	(26,456)
Oculus	12/16/2008	3.07	(4,900)
Oculus	12/16/2008	3.08	(74,800)
Oculus	12/16/2008	3.09	(49,230)
Oculus	12/16/2008	3.10	(118,415)
Oculus	12/16/2008	3.11	(58,860)
Oculus	12/16/2008	3.12	(43,450)
Oculus	12/16/2008	3.13	(14,850)
Oculus	12/16/2008	3.14	(154,375)
Oculus	12/16/2008	3.15	(5,100)
Oculus	12/16/2008	3.17	(130,638)
Oculus	12/16/2008	3.19	(90,410)
Oculus	12/16/2008	3.20	(21,600)
Oculus	12/16/2008	3.21	(1,800)
Oculus	12/17/2008	3.05	(30,796)
Oculus	12/17/2008	3.10	(245,875)
Oculus	12/17/2008	3.11	(273,710)
Oculus	12/17/2008	3.12	(236,949)
Oculus	12/17/2008	3.13	(8,459)
Oculus	12/17/2008	3.14	(188,406)
Oculus	12/17/2008	3.15	(151,239)
Oculus	12/17/2008	3.17	(76,928)
Valence	12/15/2008	3.00	(4,403)
Valence	12/15/2008	3.35	(34,640)
Valence	12/15/2008	3.36	(12,050)
Valence	12/15/2008	3.37	(9,600)
Valence	12/15/2008	3.38	(30,900)
Valence	12/15/2008	3.40	(800)
Valence	12/15/2008	3.45	(550,000)
Valence	12/15/2008	3.50	(67,957)
Valence	12/15/2008	3.51	(100)
Valence	12/15/2008	3.52	(500)
Valence	12/15/2008	3.54	(500)
Valence	12/15/2008	3.55	(8,300)
Valence	12/15/2008	3.56	(600)
Valence	12/16/2008	2.90	(4,500)
Valence	12/16/2008	2.91	(11,100)
Valence	12/16/2008	2.92	(29,200)
Valence	12/16/2008	2.93	(3,917)
Valence	12/16/2008	3.05	(56,374)

			Number of
			Shares
Name	Date	Price per Share	Purchased/Sold
Valence	12/16/2008	3.06	(41,692)
Valence	12/16/2008	3.07	(61,509)
Valence	12/16/2008	3.08	(39,892)
Valence	12/16/2008	3.09	(19,138)
Valence	12/16/2008	3.10	(44,222)
Valence	12/16/2008	3.11	(700)
Valence	12/17/2008	3.00	(804,118)
Valence	12/17/2008	3.01	(120,925)
Valence	12/17/2008	3.02	(121,305)
Valence	12/17/2008	3.03	(95,361)
Valence	12/17/2008	3.04	(27,187)
Valence	12/17/2008	3.05	(530,477)
Valence	12/17/2008	3.06	(126,053)
Valence	12/17/2008	3.07	(51,200)
Valence	12/17/2008	3.08	(293,009)
Valence	12/17/2008	3.09	(199,904)
Valence	12/17/2008	3.10	(393,651)
Valence	12/17/2008	3.11	(97,000)
Valence	12/17/2008	3.12	(138,511)
Valence	12/17/2008	3.13	(109,400)
Valence	12/17/2008	3.14	(181,160)
Valence	12/17/2008	3.15	(336,905)
Valence	12/17/2008	3.16	(169,898)
Valence	12/17/2008	3.17	(205,900)
Valence	12/17/2008	3.18	(19,000)
Valence	12/17/2008	3.20	(110,956)
Valence	12/17/2008	3.21	(54,096)
Valence	12/17/2008	3.22	(14,772)
Valence	12/17/2008	3.24	(213,593)
Valence	12/17/2008	3.25	(400)
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.
(e) The Reporting Persons ceased to be the beneficial owners of five percent or more of the outstanding Common Shares on December 17, 2008.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect of the Issuer
DESCO LP is the managing member of D. E. Shaw Investment Management, L.L.C., which as of the date of this filing is managing client accounts with open short positions of 33,200 Common Shares.
Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Dated: December 17, 2008

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By:		D. E. SHAW & CO., L.P., as Managing Member

	By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.

By:		D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/ Rochelle Elias

Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:		/s/ Rochelle Elias

Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:		/s/ Rochelle Elias

Name: Rochelle Elias
Title: Chief Compliance Officer

DAVID E. SHAW

By:		/s/ Rochelle Elias

Name: Rochelle Elias
Title: Attorney-in-Fact for David E. Shaw